FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of October


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




Media Information

                             3 October 2005

             BG Group to enter Libya with Licensing Round Awards

BG Group is pleased to announce that it has been successful in its bid for exploration licenses in Area 123 (blocks 1 & 2), and Area 171, (blocks 1, 2, 3 &
4), in the recent Libyan licensing round held on 2 October 2005.

BG will assume 100 percent ownership and operatorship of the Exploration and Production Sharing Agreements (EPSA) for Area 123 (blocks 1 & 2) and a 50 percent interest in the EPSA for Area 171 (blocks 1, 2, 3 & 4) in partnership with Statoil (operator). The award of the three licenses is subject to ratification by the General People's Committee of Libya, following which an aggregate cash consideration of US$15.5 million will be payable on the signing of the EPSAs.

Speaking today, BG Group Executive Vice President for the Mediterranean Basin and Africa, Stuart Fysh, said: "Libya is a prolific hydrocarbon province which is well placed in the Mediterranean region for the markets of Europe and North America. The award of these largely unexplored blocks represents BG's entry into Libya and offers a good mix of acreage in both an established basin and a frontier area."

Blocks 1 and 2 of Area 123 are located onshore in the Sirt basin and cover approximately 4,750 square kilometers in total. The EPSA work obligation for both blocks involves acquiring seismic and one exploration well on each block. Area 171, which contains four blocks, is located onshore in the Kufra basin and covers approximately 11,000 square kilometers. The EPSA work obligation for this Area involves acquiring seismic and two exploration wells.

There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2004.

Notes to Editors:

BG Group plc works across the spectrum of the gas chain. Active on five continents in some 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.

Enquiries:

Communications                        +44 (0) 118 929 3717

Out of hours media mobile:            +44 (0) 791 718 5707

Investor Relations                    +44 (0) 118 929 3025

Website: www.bg-group.com

                                    - ends -


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 03 October 2005                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary